Exhibit 15.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

GigaMedia Limited:

We consent to the incorporation by reference in the registration statements (No. 333-148663, No. 333-142963, No. 333-119616, No. 333-160535 and No. 333-168123) on Form S-8 of GigaMedia Limited and subsidiaries of our report dated April 26, 2017, with respect to the consolidated balance sheet of GigaMedia Limited and subsidiaries as of December 31, 2016, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the two year period ended December 31, 2016, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1,  not included herein, which report appears in the December 31, 2017 annual report on Form 20-F of GigaMedia Limited.

/s/ KPMG

Taipei, Taiwan (the Republic of China)

April 27, 2018